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                       [Infoseek Corporation Letterhead]



                               November 18, 1998

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3-10
Washington, D.C.  20549
Attn:     Hugh Fuller, Esq.
          Elliot Staffin, Esq.

     RE:  INFOSEEK CORPORATION
          WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3

Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Infoseek Corporation, a California corporation ("Infoseek-California") hereby requests that the Commission withdraw Infoseek-California's Registration Statement on Form S-3 initially filed with the Commission on June 1, 1998 and declared effective on June 9, 1998 (File No. 333-54037) (the "Form S-3"). The Form S-3 is being withdrawn because the Staff of the Commission has taken the position that the consummation of the acquisition by Infoseek Corporation, a Delaware corporation ("Infoseek-Delaware") of Starwave Corporation, a Washington corporation, and the related formation of a holding company structure with Infoseek-California becoming a wholly owned subsidiary of Infoseek-Delaware constitutes an initial public offering of Infoseek-Delaware, as Infoseek-Delaware was not viewed by the Staff as the successor corporation to Infoseek-California pursuant to Rule 414 under the Act. As a result, Infoseek-Delaware is not eligible to register securities for resale on Form S-3. Infoseek-California is filing a Form 15 with the Commission concurrently with the transmission of this letter. Should you desire additional information regarding the Infoseek-Delaware transactions, please refer to the Registration Statement on Form S-4 of such entity (File No. 333-65635).

     Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided.

     If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact me or Aaron Alter of Wilson Sonsini Goodrich & Rosati at (650) 493-9300.

                              Very truly yours,

                              INFOSEEK CORPORATION


                              /s/ Andrew E. Newton
                              -----------------------------------------
                              Andrew E. Newton
                              Vice President and General Counsel